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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                            (Amendment No. _____)*


                              E-STAMP CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  269154 100
                        ------------------------------
                                 (CUSIP Number)

                               DECEMBER 31,1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-98)

                               Page 1 of 7 pages

  CUSIP No. 269154 10 0

 ------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Neal Douglas
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2.                                                              (a) [_]
                                                                 (b) [X]
      NOT APPLICABLE
------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.   USA


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          2,162,764
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          2,162,764
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      2,162,764
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      5.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12.
      IN

------------------------------------------------------------------------------

                               Page 2 of 7 pages

  CUSIP No. 269154 10 0

 ------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Richard Bodman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2.                                                             (a) [_]
                                                                (b) [X]
      Not Applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.   USA


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          2,162,764
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          2,162,764
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      2,162,764
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      5.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12.
      IN

------------------------------------------------------------------------------

                                  Page 3 of 7 pages

  CUSIP No. 269154 10 0

 ------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Brad Burnham
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2.                                                             (a) [_]
                                                                (b) [X]
      Not applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.   USA


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          2,162,764
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          2,162,764
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      2,162,765
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      5.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12.
      IN

------------------------------------------------------------------------------

                                  Page 4 of 7 pages

Item 1.

     (a) Name of Issuer:         E-Stamp Corporation

     (b) Address of Issuer's Principal Executive Offices:

         850 Saginaw Drive, 2nd Floor
         Redwood City, CA  94061

Item 2.

     (a) Name of Person Filing:    The persons listed on Exhibit A

     (b) Address of Principal Business Office or, if none, Residence:

         c/o AT&T Ventures
         295 N. Maple Avenue
         Room 3354A2
         Basking Ridge, NJ 07920

     (c) Citizenship:    USA

     (d) Title of Class of Securities:  Common Stock

     (e) CUSIP Number:

Item 3. Not Applicable.

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: **

     (b)  Percent of class: **


     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote. **

          (ii)  Shared power to vote or to direct the vote. **

          (iii) Sole power to dispose or to direct the disposition of. **

          (iv)  Shared power to dispose or to direct the disposition of. **

       ** Lines 5-11 of pages 2-4 of this Schedule are incorporated herein by reference and show, respectively, the ownership of each reporting person. Venture Fund I, LP owns 216,276 shares of E-Stamp Corporation common stock. The general partner of Venture Fund I, LP. is Venture Management
       I. Messrs. Douglas, Bodman and Burnham are the general partners of Venture Management I and, as a result, may be deemed to share the power to vote and dispose of the shares held by Venture Fund I, LP. AT&T Venture Fund II, LP owns 1,946,488 shares of E-Stamp Corporation common stock. The general partner of AT&T Venture Fund II, LP is Venture Management LLC. Messrs. Douglas, Bodman and Burnham are the managers of Venture Management LLC and, as a result, may be deemed to share the power to vote and dispose of the shares held by AT&T Venture Fund II, LP. Each reporting person disclaims beneficial ownership of shares owned by the partnerships, except to the extent of their interest in the partnerships.

  Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d-3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class

 Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

  Under certain circumstances set forth in the respective limited partnership agreements of Venture Fund I, LP and AT&T Venture Fund II, LP, the general and limited partners of such entities may have the right to receive dividends on or the proceeds from the sale of shares of E-Stamp Corporation held by such entity. No such partners' rights relate to more than 5% of the class.

                               Page 5 of 7 pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

 Not Applicable.

Item 8.   Identification and Classification of Members of the Group

 Not Applicable.

Item 9.   Notice of Dissolution of Group

 Not Applicable.

Item 10.   Certification

 Not Applicable.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

 Date:  February 10, 2000

   /s/ Neal Douglas
   ---------------------------

   Neal Douglas

   /s/ Richard Bodman
   ---------------------------
   Richard Bodman

   /s/ Brad Burnham
   ---------------------------
   Brad Burnham

                               Page 6 of 7 pages